SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          ------------------------

                             Amendment No. 4 to
                               SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                             Amendment No. 5 to
                                SCHEDULE 13D
                 under the Securities Exchange Act of 1934

                          ------------------------

                             RELTEC CORPORATION
                         (Name of Subject Company)
                           GEC Acquisition Corp.
                              GEC Incorporated
                               GPT (USA) Inc.
                    The General Electric Company, p.l.c.
    (Not Affiliated with the U.S. Based Corporation With a Similar Name)
                                 (Bidders)
                          ------------------------


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                          ------------------------

                                759527-10-4
                 (CUSIP Number of Each Class of Securities)

                          ------------------------


                            Patricia A. Hoffman
                              GEC Incorporated
                 (c/o Videojet Systems International, Inc.)
                           1500 Mittel Boulevard
                          Wood Dale, IL 60191-1073
                               (603) 238-3995

        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                          ------------------------





                   Copy to:                            Copy to:
             Jeffrey I. Gordon, Esq.            Philip A. Gelston, Esq.
           Mark S. Wojciechowski, Esq.          Cravath, Swaine & Moore
               Mayer, Brown & Platt                  Worldwide Plaza
                  1675 Broadway                     825 Eighth Avenue
                New York, NY 10019                 New York, NY 10019
                  (212) 506-2500                     (212) 474-1000

----------------------------------------------------------------------------


                             Page 1 of 9 pages
                          Exhibit Index on page 8

CUSIP NO. 759527 10 4         14D-1 and 13D            Page 2 of 8 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GEC Acquisition Corp.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
   7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          56,110,741
-------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       APPROXIMATELY 99.5% OF THE COMMON STOCK OUTSTANDING
-------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
                             Page 2 of 9 pages
                          Exhibit Index on page 8

CUSIP NO. 759527 10 4          14D-1 and 13D            Page 3 of 8 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GEC Incorporated
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
    7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          56,110,741
-------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                      [  ]
-------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       APPROXIMATELY 99.5% OF THE COMMON STOCK OUTSTANDING
-------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------

                             Page 3 of 9 pages
                          Exhibit Index on page 8

CUSIP NO. 759527 10 4           14D-1 and  13D            Page 4 of 8 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GPT (USA) Inc.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
   7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          56,110,741
-------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                      [  ]
-------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       APPROXIMATELY 99.5% OF THE COMMON STOCK OUTSTANDING
-------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------

                             Page 4 of 9 pages
                          Exhibit Index on page 8

CUSIP NO. 759527 10 4          14D-1 and 13D            Page 5 of 8 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The General Electric Company, p.l.c.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

          BK, OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          ENGLAND AND WALES
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          56,110,741
-------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                      [  ]
-------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       APPROXIMATELY 99.5% OF THE COMMON STOCK OUTSTANDING
-------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------
                             Page 5 of 9 pages
                          Exhibit Index on page 8

     GEC Acquisition Corp., GEC Incorporated, GPT (USA) Inc. and The General Electric Company, p.l.c. hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 Statement on
Schedule 13D originally filed on March 5, 1999, as subsequently amended (the "Statement"), with respect to an offer (the "Offer") to purchase all outstanding shares of common stock, $0.01 par value, of RELTEC Corporation, a Delaware corporation (the "Company") on the terms described in the Offer to Purchase dated March 5, 1999, as subsequently amended. Capitalized terms not defined have the meanings assigned thereto in the Statement.

Item 10.  Additional Information.

     Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     On April 9, 1999, GEC, p.l.c. issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add a new Exhibit as follows:

     (a)(9) Text of Press Release dated April 9, 1999, issued by GEC, p.l.c.



                             Page 6 of 9 pages
                          Exhibit Index on page 8

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 1999

                                          GEC ACQUISITION CORP.,

                                          By
                                            ----------------------------------
                                               /s/ Patricia Hoffman
                                               Name:  Patricia Hoffman
                                               Title:  Director


                                          GEC INCORPORATED,

                                          By
                                            ----------------------------------
                                               /s/ Michael Lester
                                               Name:  Michael Lester
                                               Title:  Director


                                          GPT (USA) INC.,

                                          By
                                             ----------------------------------
                                              /s/ Patricia Hoffman
                                              Name:  Patricia Hoffman
                                              Title:  Director


                                          THE GENERAL ELECTRIC COMPANY, P.L.C.,

                                          By
                                             ----------------------------------
                                              /s/ Michael Lester
                                              Name:  Michael Lester
                                              Title:  Director



                             Page 7 of 9 pages
                          Exhibit Index on page 8

                               EXHIBIT INDEX




Exhibit                                                          Page
Number                          Exhibit Name                    Number
------          ----------------------------------------------
(a)(9)          Press Release Dated April 9, 1999.............

                             Page 8 of 9 pages
                          Exhibit Index on page 8

                                                             EXHIBIT (a)(9)



THE GENERAL ELECTRIC COMPANY, P.L.C.
9th April 1999

GEC ANNOUNCES COMPLETION OF RELTEC TENDER OFFER

The General Electric Company, p.l.c. ("GEC") announced today that its wholly owned subsidiary, GPT (USA) Inc., has completed its tender offer to purchase all of the outstanding shares of common stock of RELTEC Corporation "RELTEC" (NYSE:RLT) at $29.50 per share. The tender offer expired at 12:00 midnight, New York City Time, on Thursday, 8th April, 1999.

As of the expiration of the tender offer over 90 per cent. of the outstanding shares of RELTEC's common stock had been tendered and accepted for payment. GEC anticipates the prompt consummation of a merger of GPT
(USA) Inc. with and into RELTEC whereby RELTEC will become a wholly-owned subsidiary of GEC.

The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United States.

Enquiries:

GEC
Alasdair Jeffrey, Investor Relations Manager            0171 306 1330
Martin Sixsmith, Media Relations Manager                0171 306 1383

CSFB
Mark Seligman                                           0171 888 6061
Ben Mingay                                              0171 888 7808

END
                             Page 9 of 9 pages
                          Exhibit Index on page 8